Accelerated Pharma, Inc.

15W155 81st Street,

Burr Ridge, IL 60527

January 25, 2019

United States Securities and Exchange Commission

Washington, DC 20549

Attn: Dorrie Yale, Staff Attorney

Re:	Accelerated Pharma, Inc.
Registration Statement on Form S-1
Filed October 22, 2018
File No. 333-227916

Ladies and Gentlemen:

This letter is in response to the staff’s comment letter dated November 19, 2018, with respect to the above-referenced Form S-1 filed by Accelerated Pharma, Inc. (the “Company”) on October 22, 2018. For the convenience of the staff, we have included each of the staff’s comments, numbered sequentially, followed by our response to each numbered comment.

Cover Page

Comment 1. Please disclose the date the offering will end. Refer to Item 501(b)(8) of Regulation S-K.

Response 1. We have added disclosure to the Cover Page of the Registration Statement and under “Plan of Distribution” to state: “The offering is being made by the Registrant on a self-underwritten basis and no minimum number of securities are required in order the close the offering. The offering will end 180 days after the effective date, subject to one extension of up to 90 additional days.”

Prospectus Summary

Our Product Candidate, page 2

Comment 2. We refer to your statements in the last paragraph on page 2 that Picoplatin has an improved “safety profile,” and “can be safely administered,” and your statement in the second paragraph on page 3 that prior trials indicate a “strong potential effectiveness” for Picoplatin. As safety and efficacy determinations are solely within the FDA’s authority and are continually evaluated throughout all phases of clinical trials, please remove all such statements in your prospectus. In the Business section, you may present objective trial data without including conclusions relating to efficacy.

Response 2. We have deleted the references with respect to “safety profile” and “can be safely administered” and have also revised our disclosure with respect to “strong potential effectiveness” as follows:

“After extensive analysis of the Phase III SPEAR trial which we received in our due diligence of the Picoplatin opportunity, we believe that the significant clinical data produced in the Phase III SPEAR trial as well as previous trials conducted may indicate a potential effectiveness of Picoplatin. However, there can be no assurance that our belief as to the potential effectiveness will result in successfully completion of clinical studies.”

Our Strategy, page 3

Comment 3. You note in your first bullet that “more recently,” the FDA has requested that you supplement your clinical trial plan with additional information before you are allowed to recruit over twenty patients. Please revise to disclose the date of your latest communication with the FDA regarding this issue. We also note that your disclosure regarding your Phase II trials as described in the Business section contemplates more than 20 patients. Please update your disclosure as appropriate to explain how you intend to address the FDA’s response.

Response 3. We have revised our disclosure to reflect our latest communication from the FDA was on October 5, 2018. In their communication, the FDA requested that we supplement our clinical trial plan with a more detailed statistical plan to provide a robust justification for the patient sample size that we have proposed. The FDA is requiring that we submit this plan before recruiting over twenty patients. We have not yet responded to the FDA but we have disclosed under Use of Proceeds and elsewhere in amendment no. 1 to the registration statement our intention to submit this plan.

Comment 4. You state in your third bullet that you anticipate filing an application for registration of medicine for the right to market and sell Picoplatin for small cell lung cancer in Russia during 2018, and that you believe that the trials to date would be sufficient for you to do so. Please revise to explain your basis for this belief, given that the Poniard Phase III trial had not met its primary endpoint. Also, in the Business section, please expand your disclosure regarding the applicable regulation in Russia regarding obtaining approval for drug products.

Response 4. We revised the third bullet point and updated the disclosure as follows:

We believe that occurrence of neuropathy during Phase II trials in colorectal cancer as compared with its occurrence using oxaliplatin (a standard of care treatment) and safety database from Phase III for SCLC from the Picoplatin trials conducted by Poniard was deemed sufficient by us for submitting an application for registration of medicine to the Ministry of Health of the Russian Federation for the permission to market and sell Picoplatin in the Russian Federation. Russian Ministry of Health is focused mainly on product safety and requires us to include Russian sites into clinical trials; Poniard conducted international trials including Russia (Phase II CRC as mentioned above was conducted in Russia only). We anticipate a filing during 2019. A decision by the Ministry of Health is expected within a year of filing.

Recent Developments: R&D, page 6

Comment 5. Revise the third bullet to clarify these events in terms a lay investor would understand and explain how they relate to your development of Picoplatin.

Response 5. In response to this comment, we have deleted the third bullet point rather than try and explain the scientifically technical statement in lay terms.

Summary Risks Associated with Our Business, page 6

Comment 6. Revise the third bullet to reference your most recent audit report. Also, as you indicate elsewhere in your prospectus, explain that you will require additional funds over the next 12 months from the date of this prospectus if you do not sell all of the units in this offering, and that you are not required to do so as this offering does not have a minimum.

Response 6. We have revised the reference to our audit report dated October 19, 2018 with respect to our years ended December 31, 2017 and 2016 and expanded our disclosure under the third bullet as follows:

In the event that we do not sell all of the Units subject to this Offering, we expect that we will be required to raise additional funds from the sale of equity and/or debt securities over the next 12 months from the date of this prospectus or, in the alternative, delay implementation of our business plan. In addition, this Offering does not require us to raise a minimum Offering. Reference is also made to the disclosure and the several risk factors under “Risks Related to Our Financial Position and Need For Additional Capital.”

Comment 7. It appears from your disclosure on page 66 that certain of your intellectual property rights, including rights under your Genzyme license agreement, will be expiring soon. To the extent this pending expiration is material to your business, please revise to add disclosure here and in the Risk Factors section to disclose this information.

Response 7. We have added disclosure under this subheading as follows:

● We are highly dependent on our license agreement with Genzyme, and the loss of this license would materially impair our business plan and viability. We have secured exclusive rights to develop and commercialize Picoplatin from Genzyme on a worldwide basis, and Picoplatin is currently our only product candidate. In the event that our license agreement with Genzyme is terminated, we would lose the ability to develop and commercialize Picoplatin, and our business prospects would be materially damaged, which could lead to the loss of your investment.

We have also expanded disclosure in response to this comment under the risk factor “We are highly dependent on our license agreement with Genzyme, and the loss of this license would materially impair our business plan and viability” and under subheading “Patents and Proprietary Rights.”

Implications of Being an Emerging Growth Company, page 7

Comment 8. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response 8. We have supplementally provided copies of all written communications.

The Offering, page 8

Comment 9. Please expand the use of proceeds disclosure to state the portion to be used to repay indebtedness.

Response 9. We have revised the disclosure to clarify that we will NOT use any proceeds of Offering to repay indebtedness other then $185,000 payable: (i) $105,000 plus accrued interest in connection with the issuance of 4 non-convertible notes during November and December 2018, which are due on the earlier of 3 months from the date of issuance or the raise of $500,000 in connection with the Offering; (ii) $35,000 to FIG, as disclosed in the S-1/A; and (iii) $45,000 payable to a single 2017 note holder. In fact, we have included disclosure throughout the prospectus that we have: (i) an agreement with the holders of convertible notes (see Exhibit 10.39) to convert their convertible notes into shares of Common Stock subject to and upon the closing of the Offering; and (ii) a definitive Securities Exchange Agreement with two note holders (see Exhibit 10.38) to convert their notes in the aggregate principal amount of $345,000 plus accrued interest through December 31, 2018 into 6,596 shares of a newly authorized Series C Preferred Stock upon and subject to the closing of the Offering. Reference is made to the significantly expanded disclosure under “The Offering,” “Use of Proceeds” and “Capitalization” and elsewhere in the prospectus. In addition, we have revised the disclosure in response to this comment in this section and expanded the disclosure regarding use of proceeds, as follows:

We intend to use approximately 56% of the net proceeds of this Offering to fund our anticipated Phase II clinical trial in head and neck cancer to obtain genomic signatures, approximately 6.6% to fund the costs of producing our drug product for the trial and approximately 17% for working capital and general corporate purposes. In addition, we intend to use approximately 6.1% of the net proceeds to repay existing indebtedness including accrued interest. The foregoing percentages assume that all of the Units are sold. See the table under “Use of Proceeds” below. See “Use of Proceeds.”

In addition, we have added disclosure under “The Offering” and also under “Plan of Distribution” similar to the disclosure on the Cover Page, substantially as follows:

The Offering will be made using the services of our management, who will not be compensated for their services and efforts related to the Offering of our Units. We also contemplate utilizing the services of one or more placement agents (the “Placement Agents”), which means our management and Placement Agent(s) will attempt to sell the Units being offered hereby on behalf of the Company. There is no underwriter for this Offering. To date, we have not yet retained any Placement Agent nor are we in negotiations with any Placement Agent but expect that we will utilize one or more Placement Agent(s) and expect that will enter into a Placement Agent Agreement in the form attached as Exhibit 10.33 hereto prior to the commencement of the Offering. We have also included disclosure regarding the compensation payable to the Placement Agents in the form of a cash fee and warrants. Reference is also made to the revised disclosure on the Cover Page as well as under “Plan of Distribution” below.

Risk Factors

We have a very limited operating history. . ., page 12

Comment 10. Given the uncertainty related to clinical trials, please revise the phrase “until Picoplatin is approved by the FDA” to clarify that Picoplatin may not ever be approved for commercialization. In addition, please expand your disclosure to explain that you were not operational in 2018 due to your lack of financial resources.

Response 10. We expanded our disclosure as follows:

We had no significant operational activities during the year 2018 due to lack of financial resources.

We also revised our disclosure in this section as follows:

As of September 30, 2018, we have generated cumulative losses of approximately $12.3 million since inception, and we expect to continue to incur losses until Picoplatin is approved by the FDA of which there can be given no assurance. However, if regulatory approval is obtained, there is a risk that we will not be able to generate material sales of Picoplatin, which would cause us to continue to incur losses.

Risks Related to an Investment in Our Securities and this Offering, page 31

Comment 11. To the extent your convertible notes will not mandatorily convert as a result of this offering, please add a risk factor here, and a bullet in your summary risks section, to discuss material terms of these securities that may affect your shareholders.

Response 11. We have added a new Risk Factor, captioned “We are dependent upon the closing of the offering, a precondition to the conversion by our convertible note holders to convert their notes into equity.”

We have included in this new Risk Factor the following disclosure:

“We have negotiated agreements with the holders of our convertible notes (see Exhibit 10.39 hereto), to convert their note into 2,232,843 shares of Common Stock, subject to the closing of the Offering, and with respect to two note holders of convertible notes in the aggregate principal amount of $345,000 plus accrued interest, who have executed a definitive Securities Exchange Agreement (see Exhibit 10.38 hereto) pursuant to which they have agreement to convert these notes into 6,596 shares of Series C Convertible Stock, which is convertible, subject to separate Beneficial Ownership Limitation provisions (see Exhibits 3.4 and 10.38 hereto), into a total of 3,298,000 share of Common Stock. The closing of the agreement (Exhibit 10.39 hereto) and the definitive agreement (Exhibit 10.38 hereto), are subject to the closing of this Offering, of which there can be no assurance. If, for any reason, we are not successfully in closing this Offering, notwithstanding the fact that the Offering does not require any minimum number of Units to be sold, then none of the Convertible Notes are required to be converted into equity and, furthermore, the Company’s ability to continue its operations and fulfill its business plan would be materially adversely affected.”

See a detailed description of the notes in footnote 8 in our financial statements for the period ended September 30, 2018. Reference is also made to the Disclosure under “Capitalization” which contains a summary of the Exchange Agreements and to the disclosure under Note 6-Subsequent Events, to the September 30, 2018 financial statements.

If our shares become subject to the penny stock rules. . ., page 32

Comment 12. As you are not planning to obtain a listing on NASDAQ, please revise this risk factor accordingly. Additionally, please tell us why you reference a price minimum of $4.40 here rather than $5.00.

Response 12. We revised this error and adjusted the price minimum to $5.00 per share.

Use of Proceeds, page 37

Comment 13. Please revise to disclose how you would allocate proceeds among your specified purposes if you were to receive less than the maximum amount of proceeds. Please also consider adding disclosure that assumes you raise 25%, 50%, and 75% of the maximum offering amount.

Response 13. We expanded our disclosure an added a table depicting the use of net proceeds assuming we raise 25%, 50%, 75% or 100% of the maximum offering amount. We have also made clear that no proceeds of the Offering will be used to repay any indebtedness except $185,000 as discussed in Response 9 above under The Offering.

Capitalization, page 39

Comment 14. You disclose here that your convertible debt “will automatically be converted into shares of (y)our Common Stock upon the closing of this Offering.” However, your disclosure in footnote 8 beginning on page F-15 indicate that most of your convertible debt is not mandatorily convertible until offerings raise at least $5 million. As your planned offering is currently for $3 million, please revise to reconcile this inconsistency, and tell us how you determined your presentation on page 39 is appropriate. Tell us whether there are any time deadlines for the conversion features as well.

Response 14. We have revised the disclosure under “The Offering,” “Risk Factors,” “Use of Proceeds,” “Capitalization,” and elsewhere in the prospectus, disclosing that we have agreed with certain convertible note holders to convert the outstanding convertible notes into shares of our common stock pursuant to the terms of a Securities Exchange Agreement, attached as Exhibit 10.39, and executed a separate definitive Securities Exchange Agreement, attached as Exhibit 10.38, with two holders of convertible notes in the principal amount of $345,000 to convert their notes plus accrued interest through December 31, 2018 into shares of our newly authorized Series C Preferred Stock. We have disclosed under “The Offering” and “Capitalization”, among other areas in the prospectus and made reference to Exhibits 10.38 and 10.39 that the closing of these Securities Exchange Agreements is subject to the closing of the Offering. We have also disclosed that the Series C Convertible Stock is convertible, at the option of the holders, into shares of Common Stock, subject to separate Beneficial Ownership Limitation provisions. We have also revised the disclosure in the footnotes regarding the Agreements regarding the note conversion and corrected the amount of the raise from the offering, based upon the $3 million total gross offering proceeds.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 41

Comment 15. Your Summary table for the annual periods on page 42 does not address Other income (expense) like your summary table and discussion for the interim periods on page 41. We also note that the interest expense component of Other income (expense) was the most significant item for the annual and interim periods presented. Please revise to address the following:

● Revise your annual period comparison and table on page 42 to address Other income (expense).

● Your explanation for the change in Other income (expense) for the six months ended June 30, 2018 versus 2017 was the “increase in interest expense of $218,015 in prior period.” Please revise your discussion here to more clearly explain why interest expense decreased by $334,460 while your debt increased.

Response 15. For the annual and interim period comparisons and tables, we added the line item Total Other Income (Expenses). We have also added the explanation for the increase in interest expense as follows:

“Other expenses were approximately $424,089 for the nine months ended September 30, 2018, compared to $628,834 for the nine months ended September 30, 2017, a decrease of $204,745.  The decrease from 2017 to 2018 was primarily due to a decrease in interest expense of $336,865 which was comprised of a decrease in amortization of debt discounts due to maturing notes of $119,799, fair value of warrants issued for debt extensions of $79,402 in 2017 and added extension costs of $136,318 in 2017 as compared to 2018; net with a reduction in gain on change in the fair value of warrant liability of $85,231 from 2017 to 2018.

Business

Castration-Resistant Prostate Cancer — Phase I-II Clinical Trial, page 56

Comment 16. Please revise to clarify the primary and secondary endpoints for this Phase II trial and the FOLPI trial, whether they were met, and p-values to the extent the trials were powered to assess statistical significance. Also, please tell us whether the Phase II trial was a head-to-head trial with docetaxel, and whether the metastatic colorectal cancer trial was a head-to-head trial with FOLFOX. If these were not head-to-head trials, please revise to clearly disclose these facts. If you intend to retain disclosure regarding these other products, please expand your disclosure to provide the underlying data regarding these other trials.

Response 16. We have included detailed disclosure in amendment no. 1 to the Registration Statement in response to this comment. Specifically, we have clarified revised our disclosure with respect to this comment as follows:

The trial’s primary objective was to measure the relative incidence and severity of neuropathy in the FOLPI regimen (our Picoplatin-based chemotherapy regimen for the treatment of CRC) compared to the FOLFOX regimen (a chemotherapy regimen for the treatment of CRC, which is the current standard of care in the United States for the treatment of CRC. FOLPI was associated with a statistically significant reduction in neurotoxicity;

Picoplatin was used in combination with docetaxel, not using docetaxel as comparator. Interim Phase I safety data showed that the Picoplatin and docetaxel combination was generally well-tolerated;

Prostate Specific Antigen (or PSA) response was achieved in 78% of patients with sufficient data to evaluate response; We have also disclosed that data from the published literature report a PSA response of 45% in patients who received docetaxel;

The metastatic colorectal cancer trial was a head-to-head trial with FOLFOX, as more fully-described in the amended S-1; and

We have disclosed that FOLPI is associated with a statistically significant reduction in neurotoxicity compared to FOLFOX; Neuropathy is less frequent and less severe with FOLPI; Neuropathy occurred in 26% of FOLPI-treated patients and in 64% of FOLFOX-treated patients; No severe neuropathy was observed in patients who received the FOLPI regimen, whereas 12.0% of subjects who received FOLFOX experienced drug-related grade 3 or 4 peripheral neuropathy.

In addition, we have disclosed that FOLPI had similar efficacy to FOLFOX as measured by six-month and one-year survival rates were 80% and 52% for FOLPI and 83% and 55% for FOLFOX, respectively.

Management, page 73

Comment 17. We note that Randy Saluck is listed as an executive officer here who works on a part-time basis. However, in Exhibit 10.35, you indicate the possibility that Mr. Saluck may not serve in any capacity and that you may enter into a severance agreement with him. Please reconcile accordingly or advise.

Response 17. We revised our disclosure as follows: Chief Strategic Officer and Treasurer, on a part-time basis and is staying in his current position as Part-Time Chief Strategic Officer. He is expected to devote from 30 to 50% of his professional time.

Principal Stockholders, page 80

Comment 18. You refer to an Exchange Transaction in certain of the footnotes to the table. Please revise here, and elsewhere as appropriate, to explain this transaction. Please also update your table to reflect the updated percentages owned and the total amount owned by your directors and officers.

Response 18. Consistent with our revised disclosure in responses to Comment 9, 11 and 14, we have clarified and made consistent the disclosure regarding the “Exchange Transactions”, with specific discussion related to the Securities Exchange Agreements between the note holders and the Registrant attached as Exhibits 10.38 and 10.39 to the Registration Statement. We have also updated and revised the disclosure regarding the number of shares and ownership percentage owned by our officers and directors.

Consolidated Financial Statements of Accelerated Pharma, Inc.

Comment Note 11—Commitments and Contingencies, page F-21

Comment 19. You disclose here that certain employment agreements were modified such that they will be paid a percentage of their base salary upon successful consummation of the public offering. You also disclose various equity grants which are contingent up on the consummation of the offering. Please address the following:

● Clarify whether the employment agreement modifications are intended to be retroactive or only prospective after the offering. Specifically disclose whether you have committed or intend to pay any additional compensation amounts for periods prior to the offering.

● Please revise your Use of Proceeds section to appropriately address the amounts to be paid out for executive officer salaries that have been committed to upon consummation of the offering.

● Tell us how the equity grants discussed on page F-21 are addressed in your Dilution and Capitalization sections.

● Revise your MD&A discussion of unrecorded salaries to quantify the amounts due to date that are contingent upon the offering. Similarly discuss the equity awards which are contingently issuable upon consummation of the offering.

● Revise your discussion of off-balance sheet arrangements to discuss and quantify your commitments to pay salaries and issue equity grants upon consummation of the offering. Tell us whether you have committed to any other payments or grants that are contingent upon the offering.

● Revise Note 11 to quantify the salary amounts and equity grants through the balance sheet date for which payment or granting is contingent upon the offering.

● Revise your interim footnotes to provide similar updated information.

Response 19. In response to the bullet points in Comment 19, we have revised the disclosure as follows:

●	The response in this bullet point addresses the SEC’s 1st and 2nd bullet points above. We have made clear that the employment agreement modifications comments at the closing of the offering and that no compensation was accrued or payable under the prior employment agreements. The adjusted salaries at the reduced rates will not commence until the closing of the offering and that no salaries will be paid nor accrued for periods prior to the closing of the offering and, accordingly, no disclosure has been made in the Use of Proceeds section;
●	We have also made clear and have corrected the disclosure to reflect that the former equity grants have been cancelled retroactively pursuant to a signed agreement of the Company’s executive officers dated January 17, 2019;
●	As stated in the bullet points above, there are no unrecorded salaries, accrued or otherwise. We have disclosed that upon the successful completion of the offering, of which there can be no assurance, Mr. Fonstein will be paid a cash salary at a rate equal to 30% of the salary previously provided in his employment agreement and Ekaterina Nikolaevskaya and Dmitry Prudnikov will be paid cash salaries equal to 35% of their respective salaries previously provided in their employment agreements (reference is made to the disclosure under “Employment Agreements” in the registration statement;
●	We have no off-balance sheet arrangements or commitments to pay salaries and/or issue any equity grants other than our agreements under the revised employment agreements. Reference is made to the revised disclosure under Executive Compensation and to Exhibit 10.35;
●	Note 11 has been revised pursuant to this bullet point comment; and
●	We have also revised Note 6, Subsequent Events, to the interim financial statements to disclose that after September 30, 2018, the following, among other events, that occurred: (i) Securities Exchange Agreements (Exhibits 10.38 and 10.39) with the note holders dated January 17, 2019 which provide for the conversion of outstanding convertible notes upon the closing of the Offering; (ii) the Founder Shares Assignment Agreement (Exhibit 10.40) pursuant to which the Founders have agreed to transfer and assign 1 million shares in the names of the Founders to the to the note holders listed in this agreement; and (iii) the agreement of the executive officers to waive the equity grants previously issued to the executive officers.

Exhibits

Comment 20. As warrant securities are contractual obligations issued pursuant to agreements, please ask counsel to revise the Exhibit 5.1 opinion to opine that the warrants are your binding obligations under the law of the jurisdiction governing the warrant agreement.

Response 20. Exhibit 5.1 has been revise to state: “the Class A Warrants are a binding obligation of the Company under the laws of Delaware, the jurisdiction governing the warrant agreement.”

Comment 21. We note that you have filed three forms of a Class A warrant agreement, but none of them appear to relate to the warrants to be issued under this registration statement. Please file the agreement relating to the Class A warrants being registered under this registration statement.

Response 21. We have filed as new Exhibit 4.9 the Class A Warrant Agreement. This supersedes the Class A Warrants that would have been issuable in connection with the registration statement that was withdrawn on August 23, 2017.

Comment 22. Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.

Response 22. We are submitting as correspondence the PowerPoint presentation we intend to use.

Comment 23. We note that certain of your disclosure appears to include dated information. For example, certain of your disclosures regarding regulations have not been updated. Please revise accordingly.

Response 23. We have revised the disclosure throughout the prospectus to update any dated information and, where appropriate, to delete dated information.

General.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Response.

The Company and its management are aware and acknowledge their collective responsibility for the accuracy and adequacy of the disclosures contained in the registration statement, notwithstanding any review, comments, action or absence of action by the staff.

Respectfully submitted,

/s/: Michael Fonstein
Name: Michael Fonstein
Title: Chief Executive Officer